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SEC FILE NUMBER
49192

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Horan Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8044 Montgomery Road
(No. and Street)

Cincinnati	OH	45236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim Hendricks	513-745-6802	jamesh@horanassoc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Company
(Name – if individual, state last, first, and middle name)

1 East Fourth Street, Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAS

OATH OR AFFIRMATION

I, James R. Hendricks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horan Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLYN A. MEFFORD NOTARY PUBLIC, STATE OF OHIO

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HORAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION, INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT
December 31, 2022

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

HORAN SECURITIES, INC.

CONTENTS

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Horan Securities, Inc.
Cincinnati, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Horan Securities, Inc.'s management. Our responsibility is to express an opinion on Horan Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Horan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Clark, Schaefer, Hackett & Co.

We have served as Horan Securities, Inc.'s auditor since 2022.

Cincinnati, Ohio
February 28, 2023

Horan Securities, Inc.
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash and cash equivalents	$	477,713
Investment securities, at fair value		463,042
Commissions receivable		182,222
Fees receivable		462,117
Other accounts receivable		2,769
Prepaid expenses		101,561
Deferred income tax asset, net		118,460
Intangible assets-customer lists, net of amortization		421,538
Goodwill		214,065
TOTAL ASSETS	$	2,443,487
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	95,021
Accrued expenses		803,876
15 common shares mandatorily redeemable, at fair value		126,220
TOTAL LIABILITIES		1,025,117
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated Borrowing		472,222
TOTAL COMMITMENTS, CONTINGENCIES AND GUARANTEES: SUBORDINATED BORROWING		472,222
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, 680 shares authorized; 450 shares issued and outstanding		293,000
Class B, non-voting, 170 shares authorized, 165 shares issued and outstanding		-
Additional paid-in capital		672,250
Retained earnings (accumulated deficit)		(19,102)
TOTAL STOCKHOLDERS' EQUITY		946,148
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,443,487

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation (the "Company"), operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The following is a description of the valuation methodology used for certain financial instruments measured at fair value:

Common Stock
As part of its business relationship with M Financial Holdings, Inc. ("M Financial"), the Company purchased 5,000 shares from an independent third party affiliated with M Financial in 2022. The value of these shares was determined to be $50,000. Combined with the shares previously accumulated the total investment in M Financial shares is $269,790 as of December 31, 2022. M Financial sets the fair value of this common stock at the lesser of the GAAP book value or $10 per share, which was determined to be $10 per share as of December 31, 2022. M Financial board is required to approve the sale or redemption of any shares held by the Company.

There have been no transfers of assets between these fair value measurement classifications in 2022. The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, deferred tax assets, refundable income taxes, accounts payable, accrued expenses, and deferred income tax liability approximate their fair values because of the short-term nature of these instruments.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2022:

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 463,042	$ 193,252	$ -	$ 269,790
Liabilities				
Mandatorily redeemable securities	$ 126,220	$ -	$ -	$ 126,220

	Equity Securities	Mandatorily Redeemable Securities
Level 3 Unobservable Inputs at January 1, 2022	$ 219,790	$ 123,476
Additions/Purchases	50,000	-
Change in fair value	-	2,744
Level 3 Unobservable Inputs at December 31, 2022	$ 269,790	$ 126,220

REVENUE RECOGNITION

Commissions:

The Company receives commissions for the sale of insurance policies and other financial products to customers and revenue is recognized on the trade date. The Company believes the performance obligation is satisfied on the trade date because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. Commissions vary by investment product and is typically based on a percentage of an investment product's current market value or amount funded at the time of purchase.

The Company earns trail commissions and 12b-1 fees on certain insurance policies and mutual funds sold to customers for a specified period of time and revenue is recognized over time as earned. Commissions are generally based on a percentage of the market value of customers' investment holdings in trail-eligible assets, and is recognized over the period in which services, such as ongoing support, are performed. As trailing commission revenue is typically based on the market value of customers' investment holdings at the end of the period, the consideration is variable and is constrained until those amounts are known.

Advisory Fees:

The Company provides advisory services on managed accounts for certain customers and is recognized over time as earned. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. As fees are based on a percentage applied to the customer's assets under management at the end of the period, consideration related to this revenue is variable and constrained until those amounts are known.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end.

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax basis of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2022, the Company determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2022, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2018-2021.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

GOODWILL AND OTHER INTANGIBLE ASSETS - During 2018, as a result of business acquisition, the Company recognized $352,498 of goodwill. The Company does not amortize goodwill but tests it at least annually for impairment in accordance with the ASC. The Company will recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the goodwill exceeds the implied fair value of that goodwill. The Company uses a market approach, when available and appropriate, or the income approach, or a combination of both to establish fair value for goodwill and other intangible assets. During 2020 the Company acquired customer lists in two separate transactions further discussed in Note 10. Each customer list is amortized over a 52-month period which equals the average customer retention.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued. There were no events requiring adjustments to or for disclosure in the financial statements.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2022, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 173,189	$ -	$ 193,252
M Financial Holdings Inc. common stock - 26,979 shares	269,790	-	-	269,790
Total	$ 289,853	$ 173,189	$ -	$ 463,042

NOTE 3 - INCOME TAXES

The components of deferred income taxes included in the statements of financial condition are as follows:

Deferred tax assets (liabilities)	
Unrealized loss on investment security	$ (36,370)
Book/tax difference intangible amortization	111,770
Goodwill impairment	29,071
Contribution carryforward	13,989
Deferred tax asset, net	$ 118,460

As of December 31, 2022, the Company had approximately $67,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2028.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company agreed to purchase the non-variable life insurance business segment from Horan Associates, Inc. effective March 1, 2019. The Company engaged a third party to perform a valuation of the segment which resulted in a purchase price of $352,498. Terms of the purchase included a cash payment of $52,498 in April 2018 and a $300,000 note payable over a 4-year term. The final note payment was made in February 2022. Other transactions with related parties are as follows:

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides. The Company had amounts due from related parties totaling $17,479 and amounts due to related parties totaling $72,560 as of December 31, 2022.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $192,490, which was $141,929 in excess of required minimum net capital of $50,561. The Company's net capital ratio was 3.94 to 1.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(1) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE 7 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 – CAPITAL TRANSACTIONS

During 2017, the Company's sole stockholder and the Board of Directors initiated a Stock Bonus Plan whereby two existing employees were each granted 5% equity. This transaction included the creation of two classes of stock. The existing 75 common shares were converted to 450 Class A voting shares. The Board also approved the creation of a second class of non-voting stock and authorized 170 shares of Class B stock. The new equity holders each received 25 Class B non-voting shares. During 2018 the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. The Company also issued 25 shares each to the other Class B shareholders through a Stock Subscription Agreement and Promissory Note payable over a 4-year term. Each note requires four annual payments on the anniversary of the note including accrued interest calculated at the prime rate plus 1%. Final note payments were received from each shareholder in 2022. During 2019 the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. During 2020 the Company added another Class B shareholder who received 15 Class B non-voting shares pursuant to an employment and separation Agreement. These shares will be redeemed in January 2025 at the greater of the Company's determined value of the shares as of that date or $100,000. As a result, these shares will qualify as mandatorily redeemable securities under the ASC and are recognized as a liability. These securities were measured at fair value at issuance and shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the agreement if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost.

NOTE 9 – SUBORDINATED BORROWINGS

The Company had two outstanding borrowing under subordination agreements as of December 31, 2021. The first subordinated borrowing was originally for $176,940 and required an initial payment of $69,608 plus accrued interest in 2019 plus 36 additional monthly payments of $6,973 including interest which matured in 2022. In addition, the Company executed an employment and separation agreement in January 2020 with one of its registered investment advisors. A provision of this agreement included a note payable totaling $850,000. The Company is making semiannual payments beginning in February 2021 and ending in January 2025. The Company has received approval from FINRA to treat this transaction as a subordinated note to a shareholder. The payments are subject to FINRA approval based on the Company's net capital and aggregate indebtedness.

NOTE 9 – SUBORDINATED BORROWINGS – continued

The payment schedule is as follows:

2023	188,889
2024	188,889
2025	94,444
	$ 472,222

Both subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 – INTANGIBLE ASSETS-CUSTOMER LISTS

The Company completed two transactions in 2020 resulting in customer list intangible assets. The first was a result of a January 3, 2020 Employment and Separation Agreement mentioned above with one of its registered investment advisors who retired in February 2021. Terms of the agreement provided for the advisor to transition his existing client list to the Company. The $850,000 value attributed to this asset is amortized over the Company's average customer retention of 52 months. The second customer list asset is the result of the $320,000 acquisition of customer relationships from an employee's former employer. This asset is also amortized over the Company's average customer retention of 52 months.

NOTE 11 – NOTE PAYABLE-ARGI

The second transaction referenced in Note 10 resulted in a $320,000 note payable to the former employer of an investment advisor who was hired in August 2020. Terms of the note include a payment which occurred in January 2021 totaling $160,000 with the remaining $160,000 paid in January 2022. The note was non-interest bearing due to the short-term nature.

NOTE 12 – DEFERRED COMPENSATION PLAN

In November 2021, the Company adopted a deferred compensation plan to incent its key employees. In January 2022 the Company granted 10 units each to two employees. The terms of each grant provide for a pool of ten percent (10%) of the increase in value as of the Company's most recent valuation at the end of a five (5) year vesting period based on the anniversary of the grant dates. If there is an increase in value as of the vesting date any amount payable will be paid to each employee over a thirty-six (36) month period. The Company recorded a liability of $10,558 for the expected future compensation obligation as of December 31, 2022 and is reflected in accrued expenses.